Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office: Electronics City, Hosur Road, Bangalore 560 100, India

PROXY FORM

Twenty-ninth Annual General Meeting – June 12, 2010

Regd. Folio no. / DP Client ID

I / We .... of .... in the district of ....

being a member / members of the Company hereby appoint .... of .... in the district

of .... or failing him / her .... of.. in the district of

.... as my / our proxy to vote for me / us on my / our behalf at the TWENTY-NINTH ANNUAL GENERAL MEETING of the Company to be held at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 12, 2010 and at any adjournment(s) thereof.

Fifteen Paise Revenue Stamp

Signed this .... day of .... 2010.

....
Signature of the member

Note: This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, no later than 48 hours before the meeting.

✂...Please tear here..

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office: Electronics City, Hosur Road, Bangalore 560 100, India

ATTENDANCE SLIP

Twenty-ninth Annual General Meeting – June 12, 2010

Regd. Folio no. / DP Client ID

No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the TWENTY-NINTH ANNUAL GENERAL MEETING of the Company at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 12, 2010.

....
Name of the member / proxy
(in BLOCK letters)

....
Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.

Turn overleaf for the AGM venue route map

AGM venue route map


M.G. Road
Brigade Road
Residency Road
Vellara Junction
Richmond Road
Baldwins Boys High School
Towards Koramangala
NIMHANS Convention Center
Hosur Road
Dairy Circle Flyover
Bannerghatta Road
Bangalore Diary
CHRIST UNIVERSITY CONVENTION CENTER
BOSCH
FORUM Mall
Big Bazaar
Hosur Road
St. Anthony's Church
HP Fuel Station
From Silk Board / Madiwala
Towards Sarjapur Road
St. John's Medical College and Hospital


N

Christ University Auditorium
Hosur Road
Bangalore 560 029
Karnataka, India.

Map not to scale